FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on US review of Fasenra in nasal polyps

14 March 2022 07:00 GMT

Update on US regulatory review of Fasenra
in chronic rhinosinusitis with nasal polyps

The US Food and Drug Administration (FDA) has issued a complete response letter (CRL) regarding the supplemental Biologics License Application (sBLA) for Fasenra (benralizumab) for patients with inadequately controlled chronic rhinosinusitis with nasal polyps (CRSwNP).

The sBLA submitted to the FDA by AstraZeneca included data from the OSTRO Phase III trial, which met both co-primary endpoints with a safety profile consistent with the known profile of the medicine.1 The CRL requested additional clinical data and the Company is working closely with the FDA regarding next steps. The Company remains committed to bringing Fasenra to patients with CRSwNP and a second Phase III trial, ORCHID, in this indication is ongoing.2

Fasenra is currently approved as an add-on maintenance treatment for severe eosinophilic asthma in the US, EU, Japan and other countries and is approved for self-administration in the US, EU and other countries.

The FDA granted Orphan Drug Designation (ODD) for Fasenra for eosinophilic granulomatosis with polyangiitis in 2018, and hypereosinophilic syndrome and eosinophilic esophagitis (EoE) in 2019. In November 2021, the FDA also granted ODD for Fasenra for eosinophilic gastroenteritis (EGE) and eosinophilic gastritis (EG), and a Fast Track Designation for the treatment of EG with or without EGE in the US.

Notes

CRSwNP
CRSwNP is characterised by persistent inflammation of the mucous membrane lining the nasal passages and sinuses accompanied by benign growths, called nasal polyps.3,4 Nasal polyps can block nasal passages and lead to breathing problems, reduction in the sense of smell, nasal discharge, sleep disturbance and other adverse effects on quality of life.5-7 Eosinophilic infiltration of the tissues is thought to play a role in the disease pathophysiology.4,5

Current treatments for nasal polyps include intranasal corticosteroids (INCS) or oral corticosteroids and surgery to remove polyps, but these often provide only short-term relief and the need for repeated interventions can be high.8,9 Since 2019, other biologic medicines have been approved or recommended to treat nasal polyps.6,10-12

OSTRO
OSTRO was a randomised, double-blinded, multi-centre, parallel-group, 56-week Phase III trial to evaluate the efficacy and safety of Fasenra compared to placebo in patients with nasal polyposis.1 Fasenra was evaluated in patients, regardless of blood eosinophil count with or without asthma, who were symptomatic despite standard of care therapy, including current use of INCS for at least four weeks prior to enrolment and a history of systemic corticosteroid use and/or surgery for nasal polyps.1 Patients were randomised to receive either Fasenra 30mg or placebo subcutaneously every four weeks for the first three doses and every eight weeks thereafter.1

The primary outcome measures of the trial were: the effect of Fasenra on nasal polyp burden, assessed by change from baseline in endoscopic total nasal polyp score, at week 40 compared to placebo; the effect of Fasenra on patient-reported nasal blockage, assessed by change from baseline in mean nasal blockage score (NBS), at week 40 compared to placebo.1 OSTRO involved 413 patients in Europe and North America.1

OSTRO is part of AstraZeneca's clinical trial programme for Fasenra in CRSwNP which also includes the ongoing Phase III ORCHID trial, among others.2

ORCHID
ORCHID is a randomised, double-blinded, multi-centre, parallel-group, 56-week Phase III trial to evaluate the efficacy and safety of Fasenra compared to placebo in patients with eosinophilic CRSwNP.2 The primary outcome measures of the trial are: the effect of Fasenra on nasal polyp burden, assessed by change from baseline in endoscopic total nasal polyp score, at week 56 compared to placebo; the effect of Fasenra on patient-reported nasal blockage, assessed by change from baseline in mean NBS, at week 56 compared to placebo.2 The trial is expected to read out in the second half of 2023.

Fasenra
Fasenra (benralizumab) is a monoclonal antibody that binds directly to IL-5 receptor alpha on eosinophils and attracts natural killer cells to induce rapid and near-complete depletion of blood and tissue eosinophils in most patients via apoptosis (programmed cell death).13,14 Nasal polyps are a strong indicator of the eosinophilic phenotype in severe asthma and response to Fasenra, including reductions in exacerbation and improvement in lung function.15-17

Fasenra is currently approved as an add-on maintenance treatment for severe eosinophilic asthma in the US, EU, Japan and other countries, and is approved for self-administration in the US, EU and other countries.

Fasenra is in development for other eosinophilic diseases including atopic dermatitis, bullous pemphigoid, chronic obstructive pulmonary disease, chronic spontaneous urticaria, EoE, EG/EGE, EGPA, HES and non-cystic fibrosis bronchiectasis.18-26

Fasenra was developed by AstraZeneca and is in-licensed from BioWa, Inc., a wholly owned subsidiary of Kyowa Kirin Co., Ltd., Japan.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Bachert C, et al. Efficacy and safety of benralizumab in chronic rhinosinusitis with nasal polyps: A randomized, placebo-controlled trial. J Allergy Clin Immunol. 2021; [IN PRESS]. DOI: https://doi.org/10.1016/j.jaci.2021.08.030.
2.   Clinicaltrials.gov. Efficacy and Safety Study of Benralizumab in Patient With Eosinophilic Chronic Rhinosinusitis With Nasal Polyps (ORCHID). Available at: https://clinicaltrials.gov/ct2/show/NCT04157335. [Last accessed: February 2022].
3.   Bachert C, et al. Phenotypes and Emerging Endotypes of Chronic Rhinosinusitis. J Allergy Clin Immunol Pract. 2016; 4 (4): 621-628.
4.   Newton JR, et al. A review of nasal polyposis. Ther Clin Risk Manag. 2008; 4 (2): 507-512.
5.   Hopkins C. Chronic Rhinosinusitis with Nasal Polyps. N Engl J Med. 2019; 381 (1): 55-63.
6.   Stevens WW, et al. Chronic Rhinosinusitis with Nasal Polyps. J Allergy Clin Immunol Pract. 2016; 4 (4): 565-572.
7.   Abdalla S, et al. Prevalence of sinonasal outcome test (SNOT-22) symptoms in patients undergoing surgery for chronic rhinosinusitis in the England and Wales National prospective audit. Clin Otolaryngol. 2012; 37 (4): 276-282.
8.   Ren L, et al. Biologics for the treatment of chronic rhinosinusitis with nasal polyps - state of the art. World Allergy Organ J. 2019;12(8):100050.
9.   DeConde AS, et al. Prevalence of polyp recurrence after endoscopic sinus surgery for chronic rhinosinusitis with nasal polyposis. The Laryngoscope. 2017; 127 (3): 550-555.
10.  Xolair (omalizumab) US prescribing information; 2021.
11.  Dupixent (dupilumab) US prescribing information; 2021.
12.  Nucala (mepolizumab) US prescribing information; 2022.
13.  Kolbeck R, et al. MEDI-563, a humanized anti-IL-5 receptor a mAb with enhanced antibody-dependent cell-mediated cytotoxicity function. J Allergy Clin Immunol. 2010; 125: 1344-1353.
14.  Pham T, et al. Reductions in eosinophil biomarkers by benralizumab in patients with asthma. Respir Med. 2016; 111: 21-29.
15.  Bleecker ER, et al. Efficacy and safety of benralizumab for patients with severe asthma uncontrolled with high-dosage inhaled corticosteroids and long-acting b2-agonists (SIROCCO): a randomised, multicentre, placebo-controlled phase 3 trial. Lancet. 2016;388:2115-2127.
16.  FitzGerald JM, et al. Benralizumab, an anti-interleukin-5 receptor alpha monoclonal antibody, as add-on treatment for patients with severe, uncontrolled, eosinophilic asthma (CALIMA): a randomised, double-blind, placebo-controlled phase 3 trial. Lancet. 2016;388:2128-2141.
17.  Canonica S, et al. Benralizumab improves symptoms of patients with severe, eosinophilic asthma with a diagnosis of nasal polyposis. Allergy. 2022;77:150-161.
18.  Clinicaltrials.gov. Efficacy and Safety Study of the Use of Benralizumab for Patients With Moderate to Severe Atopic Dermatitis. Available at: https://www.clinicaltrials.gov/ct2/show/NCT04605094. [Last accessed: February 2022].
19.  ClinicalTrials.gov. A Study to Investigate the Use of Benralizumab in Patients With Bullous Pemphigoid. (FJORD). Available at: https://clinicaltrials.gov/ct2/show/NCT04612790. [Last accessed: February 2022].
20.  Clinicaltrials.gov. Efficacy and Safety of Benralizumab in Moderate to Very Severe Chronic Obstructive Pulmonary Disease (COPD) With a History of Frequent Exacerbations (RESOLUTE). Available at: https://clinicaltrials.gov/ct2/show/NCT04053634. [Last accessed: February 2022].
21.  Clinicaltrials.gov. A Study to Investigate the Use of Benralizumab in Patients With Moderate to Severe Chronic Spontaneous Urticaria. (ARROYO). Available at: https://www.clinicaltrials.gov/ct2/show/NCT04612725. [Last accessed: February 2022].
22.  Clinicaltrials.gov. A Study of Benralizumab in Patients With Eosinophilic Esophagitis (MESSINA). Available at: https://clinicaltrials.gov/ct2/show/NCT04543409. [Last accessed: February 2022].
23.  AstraZeneca Data on File (HUDSON trial).
24.  Clinicaltrials.gov. A Study to Evaluate if Benralizumab Compared to Mepolizumab May be Beneficial in the Treatment of Eosinophilic Granulomatosis With Polyangiitis (EGPA) (MANDARA). Available at: https://clinicaltrials.gov/ct2/show/NCT04157348. [Last accessed: February 2022].
25.  Clinicaltrials.gov. A Phase 3 Study to Evaluate the Efficacy and Safety of Benralizumab in Patients With Hypereosinophilic Syndrome (HES) (NATRON). Available at: https://clinicaltrials.gov/ct2/show/NCT04191304. [Last accessed: February 2022].
26.  EU Clinical Trials Register. A Multicentre, Randomised, Double-blind, Parallel-group, Placebo-controlled, 52-Week, Phase III Study With an Open-label Extension to Evaluate the Efficacy and Safety of Benralizumab in Patients With Non-Cystic Fibrosis Bronchiectasis (MAHALE). EudraCT number: 2020-004068-24. Available at: https://www.clinicaltrialsregister.eu/ctr-search/search?query=MAHALE. [Last accessed: February 2022].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary